Exhibit (p) (34)

APPENDIX H

CODE OF ETHICS

I.	INTRODUCTION

High ethical standards are essential for the success of PMAM and to maintain the confidence of clients and investors in investment funds managed by the Adviser (“clients”). PMAM’s long-term business interests are best served by adherence to the principle that the interests of clients come first. We have a fiduciary duty to clients to act solely for the benefit of our clients. All personnel of the Adviser, including directors, officers and employees of the Adviser, must put the interests of PMAM’s clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. All personnel of PMAM must also comply with all federal securities laws. In recognition of PMAM’s fiduciary duty to its clients and PMAM’s desire to maintain its high ethical standards, PMAM has adopted this Code of Ethics (the “Code”) containing provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of PMAM’s clients.

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment by the Adviser. If you have any doubt as to the propriety of any activity, you should consult with the CCO, who is charged with the administration of this Code.

II.	DEFINITIONS

1.	Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

2.	Beneficial ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.

3.	Covered Person means any manager, officer, employee or consultant of the Adviser.

4.	Personal Account means any account in which a Covered Person has any beneficial ownership.

5.	Reportable Security means a security as defined in Section 202(a)(18) of the Act (15 U.S.C. 80b-2(a)(18)) and includes any derivative, commodities, options or forward contracts relating thereto, except that it does not include:

(i)	Direct obligations of the Government of the United States;

(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(iii)	Shares issued by money market funds;

(iv)	Shares issued by registered open-end funds other than exchange-traded funds and other than registered funds managed by PMAM or registered funds whose adviser or principal underwriter controls the Adviser, is controlled by the Adviser, or is under common control with PMAM (each a “Reportable Fund”); and

(v)	Shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds, none of which is a Reportable Fund.

6.	Short Sale means the sale of securities that the seller does not own. A Short Sale is “against the box” to the extent that the seller contemporaneously owns or has the right to obtain securities identical to those sold short, at no added cost.

Exhibit (p) (34)

III.	APPLICABILITY OF CODE OF ETHICS

Personal Accounts of Covered Persons. This Code applies to all Personal Accounts of all Covered Persons.

•	A Personal Account also includes an account maintained by or for:

•	A Covered Person’s spouse (other than a legally separated or divorced spouse of the Covered Person) and minor children;

•	Any immediate family members who live in the Covered Person’s household;

•	Any persons to whom the Covered Person provides primary financial support, and either (i) whose financial affairs the Covered Person controls, or (ii) for whom the Covered Person provides discretionary advisory services; and

•	Any partnership, corporation or other entity in which the Covered Person has a 25% or greater beneficial interest, or in which the Covered Person exercises effective control.

A comprehensive list of all Covered Persons and Personal Accounts will be maintained by PMAM’s Compliance Officer.

IV.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

1.	General. It is the responsibility of each Covered Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code or otherwise prohibited by any applicable laws. Personal securities transactions for Covered Persons may be effected only in accordance with the provisions of this Section.

2.	Preclearance of Transactions in Personal Account. A Covered Person must obtain the prior written approval of the Compliance Team before engaging in any transaction in his or her Personal Account. The Compliance Team may approve the transaction if the Compliance Team concludes that the transaction would comply with the provisions of this Code and is not likely to have any adverse economic impact on clients. A request for preclearance must be made in writing and submitted it to the Compliance Team in advance of the contemplated transaction. Generally, any security that has been traded within five business day before or five business days after transactions in the same or equivalent securities by a product managed by PMAM will not be approved for personal trading.

Any approval given under this paragraph will remain in effect for two business days following the day the pre-clearance is obtained (for example, an approval granted any time during Wednesday will be valid until the close of business on Friday).

A Covered Person need not obtain prior written approval with respect to the trading of securities held in accounts over which the Covered Person has no direct or indirect influence or control or transactions effected pursuant to an automatic investment plan.

Exhibit (p) (34)

All Investment Management Staff are prohibited from purchasing, holding or selling securities other than exempt securities, as described in Section V. Exceptions from Preclearance Provisions. Investment Management Staff will be allowed to continue to hold securities that they owned prior to joining PMAM. However, they may not add to their holdings in these securities and approval to sell these securities must be obtained. In that case the same rules would apply as if it was a security being sold by a Covered Person.

3.	Initial Public Offerings. A Covered Person may not acquire any direct or indirect beneficial ownership in any securities in any initial public offering without prior written approval of the CCO.

4.	Private Placements and Investment Opportunities of Limited Availability. A Covered Person may not acquire any beneficial ownership in any securities in any private placement of securities or investment opportunity of limited availability unless the CCO has given express prior written approval. The CCO, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the Covered Person by virtue of his or her position with the Adviser.

5.	Short Term or Excessive Trading. PMAM believes that short term or excessive personal trading by its Covered Persons can raise compliance and conflicts issues, therefore both practices are strongly discouraged.

6.	Management of Non-Adviser Accounts. Covered Persons are prohibited from managing accounts for third parties who are not clients of PMAM or serving as a trustee for third parties unless the CCO preclears the arrangement and finds that the arrangement would not harm any client. The CCO may require the Covered Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

V.	EXCEPTIONS FROM PRECLEARANCE PROVISIONS

No prior approval is required for investments in:

(a)	open-end mutual funds, segregated funds, pooled trust funds, guaranteed investment certificates, certificates of deposit, and other deposits with financial institutions;

(b)	Securities issued or guaranteed by federal, provincial, or municipal governments in Canada;

(c)	Securities issued or guaranteed by the Governments of the United States, United Kingdom, Germany, Japan, France and Italy;

d)	short-term debt Securities maturing in less than 91 days from their date of issue;

(e)	physical commodities or Securities relating to those commodities;

(f)	certain securities (ETFs, options, futures or other derivatives) on any broadly based market index approved by the CCO;

(g)	purchases or sales for which the Covered Person has received prior approval from the CCO within the specified time;

(h)	purchases that are part of an automatic dividend reinvestment plan; or

(i) purchases effected upon the exercise of rights issued by an issuer pro rata to all holders of a class of its Securities, to the extent such rights were acquired from the issuer, and sales of such rights so acquired.

Exhibit (p) (34)

The above Securities have been designated as exempt because trading in those Securities by Covered Persons will generally not affect the price of the Securities or limit their availability to Products managed by PMAM, or because trading in those Securities by Products managed by PMAM will not provide a personal benefit to the Covered Person.

VI.	REPORTING

1.	Transaction and Account Statements from Broker-Dealers and Banks: Each Covered Person must direct each broker and bank where such Covered Person maintains an account that he or she has direct or indirect influence or control to transmit to the CCO each and every trade confirmation and account statement no later than 30 days after the end of each calendar quarter.

2.	New Accounts: Each Covered Person must notify the CCO promptly if the Covered Person opens any new account in which any securities are held with a broker or custodian or moves such an existing account to a different broker or custodian.

3.	Disclosure of Securities Holdings: All Covered Persons must submit initial and annual holdings reports to the CCO as follows:

•	Contents of Holdings Reports. Initial and annual holdings reports must contain, at a minimum:

a. the title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security in which the Covered Person has any beneficial ownership;

b. the name of any broker, dealer or bank with which the Covered Person maintains an account in which any securities are held for the Covered Person’s benefit; and

c. the date that the Covered Person submits the report.

•	Timing of Holdings Reports.

a.	Initial. Each Covered Person must submit to the CCO an initial holdings report within 10 days of his or her employment commencement date. The information contained in the initial holdings report must be current as of a date no more than 45 days prior to such employment commencement date.

b.	Annual. Each Covered Person must submit to the CCO an annual holdings report at least once each 12-month period after submitting the initial holdings report. The information contained in the annual holdings report must be current as of a date no more than 45 days prior to the date the report was submitted.

c.	A form of the initial and annual holdings report is set forth in Attachment A, or in an alternative format as permitted by the CCO.

4.	Covered Persons must report immediately any suspected violations to the CCO.

5.	Transactions Subject to Review: The Reportable Securities transactions reported on the trade confirmations and account statements will be reviewed and compared against client Reportable Securities transactions and the record of preclearance to ensure all trades have been precleared.

Exhibit (p) (34)

VII.	RECORDKEEPING

The CCO will keep in an easily accessible place for at least five (5) years copies of this Code, all trade confirmations, account statements, periodic statements and reports of Covered Persons, copies of all preclearance forms, records of violations and actions taken as a result of violations, acknowledgments and other memoranda relating to the administration of this Code.

The CCO will maintain a list of all Covered Persons of PMAM currently and for the last five (5) years.

All trade confirmations, account statements and/or periodic statements of Covered Persons may be kept electronically in a computer database.

VIII.	OVERSIGHT OF CODE OF ETHICS

1.	Acknowledgment. The CCO will annually distribute a copy of the Code to all Covered Persons. The CCO will also distribute promptly all amendments to the Code. All Covered Persons are required annually to sign and acknowledge their receipt of this Code by signing the form of acknowledgment attached as Appendix S.

2.	Review of Transactions. Each Covered Person’s transactions in his/her Personal Account will be reviewed on a regular basis and compared with transactions for the clients and against the portfolio of each client account. Any Covered Person transactions that are believed to be a violation of this Code will be reported promptly to the management of the Adviser. The Chief Financial Officer (the “CFO”) or Chief Executive Officer (the “CEO”) of PMAM will review the CCO’s transactions and preclearance requests.

3.	Sanctions. Adviser’s management, with advice of legal counsel, at their discretion, will consider reports made to them and upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

4.	Authority to Exempt Transactions. The CCO has the authority to exempt any Covered Person or any personal securities transaction of a Covered Person from any or all of the provisions of this Code if the CCO determines that such exemption would not be against any interests of a client and would be in accordance with applicable law. The CCO will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

5.	ADV Disclosure. The CCO will ensure that PMAM’s Form ADV (1) describes the Code in Item 11 of Part 2A and (2) offers to provide a copy of the Code to any client or prospective client upon request.

IX.	CONFIDENTIALITY

All reports of personal securities transactions and any other information filed pursuant to this Code will be treated as confidential to the extent permitted by law.

Exhibit (p) (34)

APPENDIX H

ATTACHMENT A

INITIAL HOLDINGS REPORT AND ANNUAL HOLDINGS REPORT

To:	Compliance Officer

From:	Covered Person

Subject:	Personal Securities Transactions

Pursuant to the Code, you must submit an initial holdings report and an updated annual holdings report that lists all Reportable Securities (as defined in the Code) in which you have a direct or indirect Beneficial Ownership (as defined in the Code).

Kindly complete the form below and return it to the CCO. If this is an Initial Holdings Report, it must be submitted no later than 10 days after the date on which the undersigned became a Covered Person. The information set forth in an Initial Holdings Report and an Annual Holdings Report must be current as of a date no more than 45 days prior to the date on which the report is submitted.

Date	Title & Amount of Security (including exchange ticker symbol or CUSIP number, number of shares and principal amount)	Name of Broker, Dealer or Bank Maintaining Account At Which Any Securities are Maintained

(Please attach additional pages if you require more space)

I certify that the names of any brokerage firms or banks where I have an account in which any securities are held are disclosed above, except for the following:

Signed:

Print Name:

Date: